Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 7, 2021

Registration Statement No. 333-237579

Supplementing the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$600 million 0.450% Senior Notes Due June 7, 2024

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$600 million
Trade Date:	June 7, 2021
Settlement Date (T+3):	June 10, 2021
Maturity Date:	June 7, 2024
Benchmark Treasury:	0.250% due May 15, 2024
Benchmark Treasury Yield
and Price:	0.312%; 99-26 1/4
Spread to Treasury:	+18 basis points
Reoffer Yield:	0.492%
Coupon:	0.450%
Coupon Payment Dates:	Semi-annually on June 7 and December 7, commencing on December 7, 2021 (short first coupon) and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.875% plus accrued interest from June 10, 2021
Gross Spread:	0.150%
Net Proceeds (%):	99.725% plus accrued interest from June 10, 2021
Net Proceeds ($):	$598,350,000 plus accrued interest from June 10, 2021
CUSIP / ISIN:	24422EVQ9 / US24422EVQ96
Joint Book-Running Managers:	Academy Securities, Inc.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Academy Securities, Inc. at 1-646-736-3995, Loop Capital Markets LLC toll-free at 1-888-294-8898, Samuel A. Ramirez & Company, Inc. toll-free at 1-800-888-4086 and Siebert Williams Shank & Co., LLC at 1-212-830-4536.

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